COLE CREDIT PROPERTY TRUST III, INC.
 SUPPLEMENT NO. 11 DATED MARCH 9, 2012
 TO THE PROSPECTUS DATED MAY 2, 2011

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated May 2, 2011, Supplement No. 9 dated January 18, 2012, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 10 dated February 15, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	updates to management;
(3)	updates to other real estate programs;
(4)	revisions to the summary of our distribution reinvestment plan;
(5)	recent real property and other investments;
(6)	placement of debt on certain real property investments; and
(7)	potential real property investments.

 Status of Our Public Offering

The primary portion of our follow-on offering of shares of our common stock, which was declared effective by the Securities and Exchange Commission on September 22, 2010 and commenced on October 1, 2010, is now closed to new investors. Our general policy is to accept subscription agreements signed by the investor on or before February 29, 2012, which are received in good order. Of the 275,000,000 shares registered pursuant to our follow-on offering, we offered up to 250,000,000 shares in our primary offering and continue to offer up to 25,000,000 shares pursuant to our distribution reinvestment plan. During the month of February 2012, we accepted investors’ subscriptions for, and issued, 33,204,488 shares of our common stock in the follow-on offering, resulting in gross proceeds to us of approximately $331.4 million. As of March 7, 2012, we had accepted investors’ subscriptions for, and issued, 239,753,004 shares of our common stock in the follow-on offering, resulting in gross proceeds to us of approximately $2.4 billion. Combined with our initial public offering, we had received a total of approximately $4.6 billion in gross offering proceeds as of March 7, 2012.

Updates to Management

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management – Executive Officers and Directors” beginning on page 61 of the prospectus:

In January 2012, D. Kirk McAllaster, Jr. was appointed executive vice president and chief financial officer (REITs and real estate funds) of our advisor and of Cole Capital Advisors, Cole Capital Partners, CCPT I Advisors, CCPT II Advisors, CCPT III Advisors, Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (formerly, CACI Advisors) and Cole REIT Advisors IV, LLC (formerly, CARI Advisors).  All references in our prospectus to the offices held by Mr. McAllaster are hereby supplemented and revised accordingly.

In January 2012, Marc T. Nemer was elected as a director of Cole Real Estate Income Strategy (Daily NAV), Inc. (Cole Income NAV Strategy), and in March 2012, he was elected as a director of Cole Credit Property Trust IV, Inc. (CCPT IV).

Updates to Other Real Estate Programs

The following information supplements, and should be read in conjunction with, the section captioned “Conflicts of Interest — Interests in Other Real Estate Programs” beginning on page 86 of the prospectus, and all similar disclosures appearing throughout the prospectus:

The registration statements filed by Cole Income NAV Strategy and CCPT IV, the two additional real estate investment programs sponsored by Cole Real Estate Investments, were declared effective by the Securities and Exchange Commission in December 2011 and January 2012, respectively.

Summary of Distribution Reinvestment Plan

      The following information supersedes and replaces the last sentence of the first paragraph of the section of our prospectus captioned “Summary of Distribution Reinvestment Plan – Election to Participate or Terminate Participation” on page 175 of the prospectus:

   Participation in our distribution reinvestment plan will commence with the next distribution payable after receipt of the participant’s notice, provided it is received on or prior to the last day of the period to which such distribution relates.

      The following information supersedes and replaces the second sentence of the fifth paragraph of the section of our prospectus captioned “Summary of Distribution Reinvestment Plan – Election to Participate or Terminate Participation” on page 175 of the prospectus:

  A withdrawal from participation in our distribution reinvestment plan will be effective with respect to distributions for a quarterly, monthly or other distribution period, as applicable, only if written notice of termination is received on or prior to the last day of the distribution period to which it relates.

Recent Real Property Investments

  The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 9 of the prospectus.

Description of Real Estate Investments

  Wholly-owned properties

As of March 7, 2012, our investment portfolio consisted of 698 wholly-owned properties located in 46 states, consisting of approximately 32.6 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. Properties acquired between January 12, 2012 and March 7, 2012 are listed below.

				Rentable
		Number of		Square
Property Description	Type	Tenants	Tenant	Feet (1)	Purchase Price
Sam’s Club – Colorado Springs, CO	Grocery	1	Sam’s Real Estate Business Trust	128,065	$17,300,000
Indian Lakes Crossing – Virginia Beach, VA	Shopping Center	10	Various	71,052	14,200,000
Petsmart/Hallmark – Cincinnati, OH	Specialty Retail	2	Petsmart Inc./ Ann’s, Inc.	31,579	5,041,600
DaVita Dialysis – Fort Wayne, IN	Healthcare	1	ISD Renal, Inc.	7,930	2,789,000
HH Gregg Appliances – Joliet, IL	Specialty Retail	1	Gregg Appliances, Inc.	22,541	2,826,814
HH Gregg Appliances – Merrillville, IN	Specialty Retail	1	Gregg Appliances, Inc.	32,691	4,694,435
Fairlane Green – Allen Park, MI	Shopping Center	33	Various	269,598	47,000,000
The Medicines Company – Parsippany, NJ	Office	1	The Medicines Company	176,062	52,964,095
				739,518	$146,815,944

(1)	Includes square feet of buildings that are on land subject to ground leases.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 105 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

Wholly-owned properties

As of March 7, 2012, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 698 properties located in 46 states, consisting of approximately 32.6 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and our follow-on public offering of our common stock and notes payable.

The following table summarizes properties acquired between January 12, 2012 and March 7, 2012 in order of acquisition date:

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
Sam’s Club – Colorado Springs, CO	January 20, 2012	1998	$17,300,000	$346,000	7.36%	7.36%	100%
Indian Lakes Crossing – Virginia Beach, VA	January 31, 2012	2008	14,200,000	284,000	7.65%	8.03%	98%
Petsmart/Hallmark – Cincinnati, OH	February 14, 2012	1998	5,041,600	100,832	8.33%	8.33%	100%
DaVita Dialysis – Fort Wayne, IN	February 16, 2012	2008	2,789,000	55,780	8.15%	9.19%	100%
HH Gregg Appliances – Joliet, IL	February 17, 2012	2011	2,826,814	56,536	8.69%	8.90%	100%
HH Gregg Appliances – Merrillville, IN	February 17, 2012	2011	4,694,435	93,889	8.66%	8.84%	100%
Fairlane Green – Allen Park, MI	February 22, 2012	2005	47,000,000	940,000	9.74%	9.87%	97%
The Medicines Company – Parsippany, NJ	February 27, 2012	2009	52,964,095	1,059,282	7.42%	8.48%	100%
			$146,815,944	$2,936,319

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property
	acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned
	“Management Compensation” beginning on page 75 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by
	the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its
	affiliates. In general, the properties are subject to long-term triple net or double net leases, and the future costs associated with
	the double net leases are unpredictable. The majority of our properties are subject to triple net leases. Accordingly,
	our management believes that current annualized rental income is a more appropriate figure from which to
	calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over
	the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller
	credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. In general, the properties are subject to
	long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable. The
	majority of our properties are subject to triple net leases. Accordingly our management believes that average annual rental
	income is a more appropriate figure from which to calculate average yield than net operating income.

Wholly-owned properties

The following table sets forth the principal provisions of the lease term for the major tenants at the wholly-owned properties listed above:

				% of
		Total		Total				Base Rent
		Square		Rentable		Current		per
		Feet		Square	Renewal	Annual Base		Square
Property	Major Tenants (1)	Leased		Feet	Options (2)	Rent		Foot	Lease Term (3)
Sam’s Club – Colorado Springs, CO	Sam’s Real Estate Business Trust	128,065		100%	6/5 yr.	$1,273,861		$9.95	1/20/2012	11/12/2018
Indian Lakes Crossing – Virginia Beach, VA	Harris Teeter, Inc.	—	(4)	71%	6/5 yr.	592,385		11.77	1/31/2012	3/18/2028
Petsmart/Hallmark –	Petsmart, Inc.	26,579		84%	4/5 yr.	344,198		12.95	2/14/2012	1/31/2022
Cincinnati, OH	Ann’s, Inc.	5,000		16%	1/5 yr.	75,750		15.15	2/14/2012	2/28/2014
DaVita Dialysis –	ISD Renal, Inc.	7,930		100%	2/5 yr.	227,353	(5)	28.67	2/16/2012	3/31/2023
Fort Wayne, IN
HH Gregg Appliances –	Gregg Appliances,	22,541		100%	4/5 yr.	245,697		10.90	2/17/2012	8/31/2016
Joliet, IL	Inc.					256,967		11.40	9/1/2016	8/31/2021
HH Gregg Appliances –	Gregg Appliances	32,691		100%	4/5 yr.	406,349		12.43	2/17/2012	8/31/2016
Merrillville, IN	Inc.					422,695		12.93	9/1/2016	8/31/2021
Fairlane Green –	TJX Companies, Inc.	32,141		12%	4/5 yr.	401,763		12.50	2/22/2012	10/31/2015
Allen Park, MI	Bed Bath & Beyond,	28,000		10%	4/5 yr.	408,800		14.60	2/22/2012	1/31/2016
	Inc.
The Medicines	The Medicines	176,062		100%	2/5 yr.	3,930,777		22.33	2/27/2012	11/21/2014
Company –	Company					4,391,382		24.94	11/22/2014	11/21/2019
Parssipany, NJ						4,994,567		28.37	11/22/2019	12/5/2023

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the
	non-cancellable lease term.
(4)	Subject to a ground lease.
(5)	The annual base rent under the lease increases every year by 2% of the then-current annual base rent.

Other Investments

As of March 7, 2012, we owned commercial mortgage-backed securities (CMBS) with an aggregate purchase price of $128.6 million and an aggregate face value of $188.4 million. We paid our advisor an aggregate acquisition fee of approximately $2.6 million in connection with the CMBS purchases.  In addition, as of March 7, 2012, we had $37.3 million outstanding through repurchase agreements on our current CMBS.

Placement of Debt on Certain Real Property Investments

  The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Placement of Debt on Certain Real Property Investments” beginning on page 133 of the prospectus:

  Wholly-owned properties

  We obtained or assumed the following fixed and variable rate mortgage notes secured by certain previously acquired wholly-owned properties between January 12, 2012 and March 7, 2012:

Property	Lender	Loan Amount	Interest Rate		Loan Date	Maturity Date
Wal-Mart Freezer Building – Riverside, CA	New York State Teachers’ Retirement System	$55,000,000	4.41%		2/8/2012	3/1/2019
Kyle Marketplace – Kyle, TX	Principal Life Insurance Company	24,750,000	4.09%		2/9/2012	3/1/2022
Fairlane Green – Allen Park, MI	Wells Fargo, N.A.	24,000,000	5.34%	(1)	2/22/2012	3/1/2017
Various (2)	Citigroup Global Markets Realty Corp.	23,400,000	5.49%		2/24/2012	3/6/2022
		$127,150,000

(1)	We executed a swap agreement, which had the effect of fixing the variable interest rate per annum through the maturity date of
	the loan.
(2)	The loan is secured by three multi-tenant commercial properties that we own through our subsidiaries with an aggregate
	purchase price of approximately $42.4 million.

The mortgage notes are generally non-recourse to us and CCPT III OP, but both we and CCPT III OP are liable for customary non-recourse carveouts. The mortgage notes may generally be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the respective loan agreement. In the event a mortgage note is not paid off on the maturity date, the mortgage loans include default provisions. Upon the occurrence of an event of default, interest on the mortgage notes will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus additional interest ranging from 4.00% to 5.00% as specified in the respective loan agreement. Certain mortgage notes contain customary affirmative, negative and financial covenants, including requirements for minimum net worth and debt service coverage ratios, in addition to limits on leverage ratios and variable rate debt.

In addition, we entered into a construction loan facility with an aggregate commitment, if fully funded, of $8.8 million related to the development of a Home Depot office building located in Kennesaw, Georgia. The construction loan facility has a variable interest rate of LIBOR plus 250 basis points and matures in February 2013. The construction loan facility is non-recourse to us. As of March 7, 2012, we had approximately $88,000 outstanding under the construction loan facility.

In connection with the mortgage notes and construction facility above, we paid our advisor aggregate financing coordination fees of $1.4 million.

Tenant Lease Expirations

Wholly-owned properties

The following table sets forth lease expirations of our wholly-owned properties, as of March 7, 2012, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Approx. Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent	Annual Base Rent
2012	55	151,896	$2,946,179	0.65%
2013	75	489,735	5,043,412	1.12%
2014	51	176,188	3,403,999	0.75%
2015	53	215,441	3,731,907	0.83%
2016	85	907,323	12,303,112	2.73%
2017	60	642,002	8,651,786	1.92%
2018	79	1,673,749	20,663,783	4.58%
2019	61	1,992,714	23,574,585	5.23%
2020	36	572,631	7,445,719	1.65%
2021	66	2,577,786	31,989,002	7.09%
2022	41	2,289,954	14,852,060	3.29%
	662	11,689,419	$134,605,544	29.84%

Depreciable Tax Basis

Wholly-owned properties

For federal income tax purposes, the aggregate depreciable basis in the wholly-owned properties noted above is approximately $112.4 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in the properties noted above is estimated, as of March 7, 2012, as follows:

Wholly-owned Property	Depreciable Tax Basis
Sam’s Club – Colorado Springs, CO	$14,175,136
Indian Lakes Crossing – Virginia Beach, VA	3,617,351	(1)
Petsmart/Hallmark – Cincinnati, OH	3,923,291
DaVita Dialysis – Fort Wayne, IN	2,291,604
HH Gregg Appliances – Joliet, IL	2,339,159
HH Gregg Appliances – Merrillville, IN	3,855,833
Fairlane Green – Allen Park, MI	38,431,292
The Medicines Company – Parsippany, NJ	43,807,759
	$112,441,425

(1)	Depreciable basis excludes any ground leases.

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2% of gross revenues from our single tenant properties and (ii) up to 4% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above and we believe all of our properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these properties may be securing debt financing to pay a portion of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;
•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;
•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and
•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

			Approximate
		Approximate	Compensation to
Property	Expected Acquisition Date	Purchase Price	Sponsor (1)
LA Fitness – Oswego, IL	March 2012	$9,205,000	$184,100
DaVita Dialysis – Lawrenceville, NJ	March 2012	3,031,000	60,620
Michaels – Lafayette, LA	March 2012	4,440,000	88,800
Petsmart/Bevmo – Redding, CA	March 2012	5,788,063	115,761
Petsmart/Travis Credit Union – Merced, CA	March 2012	5,369,192	107,384
OSI Portfolio – Various (2)	March 2012	97,906,930	1,958,139
West Marine – Ft. Lauderdale, FL	March 2012	12,750,000	255,000
Toys “R” Us/Mr. Hero – Parma, OH	March 2012	3,768,588	75,372
		$142,258,773	$2,845,176

(1)		Approximate fees paid to sponsor represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable.
(2)		The OSI portfolio consists of 34 single-tenant commercial properties located in Alabama, Arkansas, Arizona, Colorado,
Florida, Georgia, Indiana, Kentucky, Louisiana, Maryland, Michigan, Missouri, North Carolina, New Mexico, Ohio,
Pennsylvania, South Carolina, Tennessee, Texas, and Virginia, which we would expect to purchase under a sale-leaseback agreement.

  The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

	Number of		Rentable	Physical
Property	Tenants	Tenant	Square Feet (1)	Occupancy
LA Fitness – Oswego, IL	1	LA Fitness International, LLC	45,000	100%
DaVita Dialysis – Lawrenceville, NJ	1	DSI Renal, Inc.	7,930	100%
Michaels – Lafayette, LA	1	Michaels Stores, Inc.	34,458	100%
Petsmart/Bevmo – Redding, CA	2	Petsmart, Inc./ Beverages & More, Inc.	32,900	100%
Petsmart/Travis Credit Union – Merced, CA	2	Petsmart, Inc./ Beverages & More, Inc.	30,849	100%
OSI Portfolio – Various (2)	1	OSI Restaurant Partners, LLC	211,321	100%
West Marine – Ft. Lauderdale, FL	1	West Marine Products, Inc.	50,000	100%
Toys “R” Us/Mr. Hero – Parma, OH	2	MAP 2005 RE, LLC/ Jai Lakshmi Maa Inc.	48,320	100%
			460,778

(1)	Includes square feet of buildings that are on land subject to ground leases.
(2)	The OSI portfolio consists of 34 single-tenant commercial properties located in Alabama, Arkansas, Arizona, Colorado,
Florida, Georgia, Indiana, Kentucky, Louisiana, Maryland, Michigan, Missouri, North Carolina, New Mexico, Ohio,
Pennsylvania, South Carolina, Tennessee, Texas, and Virginia, which we would expect to purchase under a sale-leaseback agreement.

  The table below provides leasing information for the major tenants at each property:

			Current		Base Rent
		Renewal	Annual Base		per Square
Property	Major Tenants (1)	Options (2)	Rent		Foot	Lease Term (3)
LA Fitness – Oswego, IL	LA Fitness International, LLC	3/5 yr.	$810,000	(4)	$18.00	8/11/2008	8/31/2023
DaVita Dialysis – Lawrenceville, NJ	DSI Renal, Inc.	2/5 yr.	248,946	(5)	31.39	1/1/2009	12/31/2023
Michaels – Lafayette, LA	Michaels Stores, Inc.	4/5 yr.	391,098		11.35	8/1/2011	8/31/2016
			410,739		11.92	9/1/2016	8/31/2021
Petsmart/Bevmo – Redding, CA	Petsmart, Inc.	2/5 yr.	326,226		14.30	9/13/2006	9/30/2016
			358,848		15.73	10/1/2016	9/30/2021
	Beverages & More, Inc.	2/5 yr.	176,523		17.50	10/1/2010	10/31/2015
			194,175		19.25	11/1/2015	10/31/2020
Petsmart/Travis Credit Union –	Petsmart, Inc.	2/5 yr.	355,462		13.20	7/20/2006	7/31/2016
Redding, CA			391,009		14.52	8/1/2016	7/31/2021
	Travis Credit Union	1/7 yr.	86,083		21.96	2/8/2008	2/28/2015
OSI Portfolio – Various (6)	OSI Restaurant Partners, LLC	4/5 yr.	7,685,694		36.37	3/14/2012	3/13/2032
West Marine – Fort Lauderdale, FL	West Marine Products, Inc.	5/5 yr.	975,000		19.50	11/1/2011	10/31/2022
			1,072,500		21.45	11/1/2022	10/31/2026
Toys “R” Us/Mr. Hero –	MAP 2005 RE, LLC	1/10 yr.	276,562		5.92	2/1/2012	1/31/2017
Parma, OH			318,046		6.81	2/1/2017	1/31/2022
	Jai Lakshmi Maa, Inc.	1/5 yr.	40,000		24.69	12/1/2011	11/30/2015
			43,500		26.85	12/1/2015	11/30/2018
			46,000		28.40	12/1/2018	11/30/2021

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the current rent period through the end of the non-cancellable lease term.
(4)	The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the
	Consumer Price Index over the preceding five-year period or 10% of the then-current annual base rent.
(5)	The annual base rent under the lease increases every year by 2% of the then-current annual base rent.
(6)	The OSI portfolio consists of 34 single-tenant commercial properties located in Alabama, Arkansas, Arizona, Colorado,
	Florida, Georgia, Indiana, Kentucky, Louisiana, Maryland, Michigan, Missouri, North Carolina, New Mexico, Ohio,
	Pennsylvania, South Carolina, Tennessee, Texas, and Virginia, which we would expect to purchase under a sale-leaseback
	agreement. The properties will be subject to three master leases based on property type. The annual base rent under the leases
	increases annually by the lesser of 1.75% or 1.7 times the cumulative percentage increase in the Consumer Price Index over the
	previous year.

If we acquire these properties, we expect to do so with proceeds from our follow-on offering of our common stock and available debt proceeds.  We may use the properties as collateral in future financings.